================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         _____________________________

                                  SCHEDULE TO
                                SCHEDULE 13E-3
                                SCHEDULE 13D/A

                               (Amendment No. 1)

                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                         _____________________________

                        DELCO REMY INTERNATIONAL, INC.
                      (Name of Subject Company (Issuer))

                         COURT SQUARE CAPITAL LIMITED
                              DRI ACQUISITION LLC
(Names of Filing Persons for Schedule TO (Offerors), Schedule 13E-3 and Schedule
                                     13D/A)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  246626-10-5
                     (CUSIP Number of Class of Securities)

                              Michael A. Delaney
                                   President
                              DRI Acquisition LLC
                              1209 Orange Street
                             Wilmington, DE 19801
                                (212) 559-1127

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                               Craig L. Godshall
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA 19103
                                (215) 994-4000

                        _____________________________

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 11, 2001 (collectively, the "Schedule TO"), relating to the offer by DRI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Delco Remy International, Inc., a Delaware corporation (the "Company"), not currently owned by Court Square at a price of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 11, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer").

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEMS 1, 4 THROUGH 6, 8 AND 11 THROUGH 13

     Items 1, 4 through 6, 8 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

A. The first sentence of the fourth paragraph of the section of the Offer to Purchase entitled "INTRODUCTION" is hereby amended and restated as follows:

     " The timing of consummation of the Offer will depend on a variety of factors and legal requirements, the actions of the Company Board, the number of Shares (if any) acquired by the Purchaser pursuant to the Offer and whether the conditions to the Offer set forth in "THE TENDER OFFER--Certain Conditions to the Offer" have been satisfied or waived prior to the expiration of the Offer."

B. The second sentence of the tenth paragraph of the section of the Offer to Purchase entitled "INTRODUCTION" is hereby amended and restated as follows:

     " The conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser, in its sole discretion, regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser, in its sole discretion, in whole or in part, at any time prior to the expiration of the Offer."

C. The second sentence of the thirteenth paragraph of the section of the Offer to Purchase entitled "INTRODUCTION" is hereby amended and restated as follows:

     " THE PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")) TO AMEND OR WAIVE ANY ONE OR MORE OF THE TERMS OR CONDITIONS OF THE OFFER, INCLUDING, WITHOUT LIMITATION, THE HSR CONDITION, AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER."

D. The first sentence in the fourth paragraph of the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is hereby amended and restated as follows:

     ". Court Square is principally engaged in the business of investing in leveraged acquisitions. Court Square, on an ongoing basis and in the ordinary course, reviews its portfolio to determine whether to make additional investments and/or to increase or sell its current ownership position in its investments. In determining to offer to increase its ownership interest in Delco Remy, Court Square reviewed the historical and projected performance of Delco Remy as well as the recent trading prices of Delco Remy's capital stock. Based on this review, Court Square concluded that increasing its ownership interest in Delco Remy presented an attractive investment opportunity and also permitted stockholders of Delco Remy to realize a significant premium to market prices. As provided in the offer, Court Square believes the purposes stated above can be effected by purchasing any number of shares which are tendered, without requiring a minimum amount as a condition to effecting the offer."

E. The twelfth question and answer in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is hereby amended and restated in its entirety as follows:

     "WHAT DOES THE BOARD OF DIRECTORS OF DELCO REMY THINK OF THIS OFFER?

      . Delco Remy's board of directors has not approved this offer as of the date hereof. On January 25, 2001, Delco Remy stated that a special committee of the board of directors of Delco Remy which is evaluating the offer is not yet able to make a recommendation with respect to the offer because it has not yet completed a full and deliberate review of the material terms and provisions of the offer and has not yet received the complete advice of the special committee's legal and financial advisors with respect to the offer, in each case, sufficient to enable the special committee to properly discharge its fiduciary duties under Delaware law. In addition, Delco Remy stated that the special committee is seeking clarification of certain aspects of the offer and is investigating the feasibility of some alternatives to the offer. Delco Remy indicated that the special committee expects that it will be able to make a recommendation with respect to the offer and inform the stockholders of Delco Remy of its recommendation in the near future. See "SPECIAL FACTORS--Fairness of the Offer."

F. The following question and answer are hereby added prior to the last question in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET":

     "ARE THERE ANY POTENTIAL CONFLICTS OF INTEREST?

          . Court Square directly owns about 37% of the Class A Common Stock of Delco Remy and about 53% of the Class A Common Stock and Class B Common Stock of Delco Remy treated as a single class. Court Square is currently also the sole stockholder of DRI Acquisition. Some of the present or former executive officers and directors of DRI Acquisition and/or Court Square are also directors of Delco Remy and own shares of Class A
               Common Stock of, or hold options to purchase shares of Class A Common Stock of, Delco Remy. As a result, there are various potential or actual conflicts of interest in connection with the offer. See "SPECIAL FACTORS--Transactions, Negotiations and Agreements," "SPECIAL FACTORS--Interest in Securities of the Company" and "THE TENDER OFFER--Certain Information Concerning Court Square, the Purchaser and Citigroup."

G. The following question and answer are hereby added prior to the last question in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET":

     "WHAT IS THE POSITION OF COURT SQUARE AND DRI ACQUISITION REGARDING FAIRNESS OF THE OFFER AND THE PROPOSED MERGER?

          . Each of Court Square and DRI Acquisition believes that the consideration to be received by the unaffiliated stockholders of Delco Remy pursuant to this offer is fair to and in the best interests of the unaffiliated stockholders of Delco Remy. See "SPECIAL FACTORS--Fairness of the Offer."

H. The following paragraphs are hereby added prior to the last sentence of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Offer; Contacts with the Company":

               "On January 10, 2001, at the direction of the Special Committee, its legal counsel contacted Mr. Delaney and his counsel to discuss the timing of the proposed Offer. During this conversation, Mr. Delaney was asked whether there were any circumstances under which the CVC Group would be willing to sell its interest in the Company to a third party. Mr. Delaney responded that, although he could never entirely rule out the possibility that the CVC Group would be willing to sell its interest at some price, the CVC Group would not be willing to sell its interest in the Company at any price that he thought was realistically achievable. Counsel to the Special Committee advised Mr. Delaney and his counsel that since there was a possibility that the CVC Group would sell to a third party, the Special Committee would request that the scope of its authority be expanded to permit it to solicit bids from third parties."

I. The section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Offer; Contacts with the Company" is hereby amended and supplemented by adding the following at the end thereof:

               "Over the next several days after the Offer was commenced, the Company Board held several telephonic meetings with representatives of its financial advisor and legal counsel. Mr. Delaney and his legal counsel participated in these meetings and during the meetings the participants discussed the request of the Special Committee to expand the scope of its authority to negotiate with the CVC Group and to permit it to solicit bids from, and negotiate with, third parties.

               On January 13, 2001, the Company Board granted the Special Committee's request to expand the scope of its authority to permit it to negotiate with the CVC Group and to solicit bids from, and conduct preliminary negotiations with, third parties.

               On January 19, 2001, the Special Committee, its financial advisors and its legal counsel met with representatives of the CVC Group and its legal counsel and informed them that that it had commenced contacting potential acquirors of the Company. In addition, the Special Committee and its financial advisors discussed some of the preliminary valuation and financial analyses prepared by its financial advisors with the representatives of the CVC Group. The Special Committee received certain clarifications with respect to the Offer. The Special Committee agreed to meet again with the CVC Group after it had further reviewed its evaluation of the Offer and had considered alternatives to the Offer."

J. The fourth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer" is hereby amended and restated as follows:

               "The Company's book value at September 30, 2000 was approximately $116.6 million, or approximately $4.78 per share. Court Square and the Purchaser have not prepared an analysis of the liquidation value of the Company. Court Square and the Purchaser do not consider the book value or the liquidation value of the Company to be a meaningful indicator of the fair value of the Shares. Court Square and the Purchaser do not believe that a book value or liquidation value analysis is appropriate for valuing the business actually operated by the Company. For example, a book value methodology is more typically used in the banking, utilities, real estate and financial services industries, none of which are similar to the business of the Company. Rather than a consideration of book value or liquidation value, Court Square and the Purchaser evaluated the fair value of the Shares based on going concern value. All of the factors discussed herein which evaluate the substantive fairness of the Offer reflect an evaluation of the going concern value of the Shares."

K. The fifth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Fairness of the Offer" is hereby amended and supplemented by adding the following bullet points:

               ". The Offer is not structured so that approval of at least a majority of unaffiliated stockholders is required.

                . The members of the Company Board who are not current or former employees of the Company, or executive officers or directors of the Purchaser or Court Square, have not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. The Company Board, however, has delegated to the Special Committee the sole and exclusive authority to respond to the Offer and to make a recommendation to the Public Stockholders with respect to the Offer in a Solicitation/Recommendation Statement on
                    Schedule 14D-9 (the "14D-9"), as required by the rules of the Commission. The Special Committee has also retained unaffiliated legal counsel and financial advisors to advise it in these matters.

                . The Offer has not been approved by the Company Board. On January 25, 2001, the Company stated in its 14D-9 that the Special Committee is not yet able to make a recommendation with respect to the Offer because it has not yet completed a full and deliberate review of the material terms and provisions of the Offer and has not yet received the complete advice of the Special Committee's legal and financial advisors with respect to the Offer, in each case, sufficient to enable the Special Committee to properly discharge its fiduciary duties under Delaware law. In addition, the Company stated in its 14D-9 that the Special Committee is seeking clarification of certain aspects of the Offer and is investigating the feasibility of some alternatives to the Offer. The Company indicated that the Special Committee expects that it will be able to make a recommendation with respect to the Offer and inform the Public Stockholders of the Company of its recommendation in the near future."

L. The following paragraph is hereby added prior to the last paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Financial Projections":

               "On January 19, 2001, the Company issued a press release stating that it is comfortable with the consensus analysts' earnings estimates of $0.24 per share for the fourth quarter and $1.26 per share for the twelve months ended December 31, 2000. The Company also reported that it is currently expecting earnings of $0.12 per share in the first quarter of 2001 and $1.27 per share for the full year 2001. The Company stated that the first quarter decline in earnings per share would be due primarily to softness in the OEM heavy-duty market and lower demand from General Motors. The Company also stated that the forecast of $1.27 per share reflects the favorable impact of $.07 per share on account of the anticipated purchase of minority interests. The Company compared this outlook to the projection of $1.45 per share for 2001 contained herein by noting that the $1.45 per share projection includes earnings from potential acquisitions of $0.10 per share. The Company also stated that the projections contained herein were prepared by the Company for internal purposes before the announced production cutbacks by General Motors and were based on a number of assumptions, including total estimated North American automobile production for 2001. The Company further indicated that it believes that the projections for 2002 and 2003 contained herein may need to be adjusted downward. The Company noted that the statements in its press release constitute forward-looking statements that involve certain risks and uncertainties, including, but not limited to risks associated with the uncertainty of future financial results, acquisitions, additional financing requirements, development of new products and services, the effect of competitive products or pricing, the effect of economic conditions and other uncertainties detailed from time to time in the Company's filings with the Commission."

M. The last paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Financial Projections" is hereby amended and restated in its entirety as follows:

               "TO THE KNOWLEDGE OF COURT SQUARE AND THE PURCHASER, THE COMPANY DOES NOT, AS A MATTER OF COURSE, DISCLOSE PROJECTIONS AS TO FUTURE REVENUES, EARNINGS OR OTHER INCOME STATEMENT DATA AND THE COMPANY PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE. IN ADDITION, THE COMPANY PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR WITH A VIEW TO COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, WHICH WOULD REQUIRE A MORE COMPLETE PRESENTATION OF THE DATA THAN AS SHOWN ABOVE. TO THE KNOWLEDGE OF COURT SQUARE AND THE PURCHASER, THE COMPANY PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY THE COMPANY'S INDEPENDENT AUDITORS, AND ACCORDINGLY THEY HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON SUCH COMPANY PROJECTIONS. THE FORECASTED INFORMATION IS INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO COURT SQUARE PRIOR TO THE OFFER. ACCORDINGLY, NONE OF COURT SQUARE, THE PURCHASER OR THE COMPANY OR ANY OTHER PERSON IS MAKING ANY REPRESENTATION AS TO THE COMPANY PROJECTIONS INCLUDED IN THIS OFFER TO PURCHASE. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE COMPANY PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF COURT SQUARE, THE PURCHASER AND THE COMPANY, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE ABOVE COURT SQUARE PROJECTIONS WILL BE REALIZED AND IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE."

N. The first sentence of the first paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" is hereby amended and restated as follows:

               "General. Court Square is principally engaged in the business of investing in leveraged acquisitions. Court Square, on an ongoing basis and in the ordinary course, reviews its portfolio to determine whether to make additional investments and/or to increase or sell its current ownership position in its investments. In determining to offer to increase its ownership interest in the Company, Court Square reviewed the historical and projected performance of the Company as well as the recent trading prices of the Company's capital stock. Based on this review, Court Square concluded that increasing its ownership interest in the Company presented an attractive investment opportunity and also permitted stockholders of the Company to realize a significant premium to market prices. As provided in the Offer, Court Square believes the purposes stated above can be effected by purchasing any number of Shares which are tendered, without requiring a minimum amount as a condition to effecting the Offer."

O. The fifth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" is hereby amended and restated as follows:

               "Effects of the Offer. According to the Company's most recent Form 10-Q, the net book value of the Company is approximately $116,639,000 as of September 30, 2000 and net income for the two month period ended September 30, 2000 was approximately $1,325,000. Based on Court Square's direct ownership of approximately 52.9% of the common stock of the Company treated as a single class, the interests of Court Square and the Purchaser therein are approximately $61,702,000 of the net book value and approximately $700,925 of the net income. If the Offer is consummated and all or any of the Shares are acquired by the Purchaser, the interest of Court Square and the Purchaser in the net book value and net income of the Company will increase proportionally by the increase in their ownership of Shares of the Company."

P. The following sentence is hereby inserted prior to the last sentence of the first paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Interest in Securities of the Company":

     "The Company has stated in its 14D-9 that each of Mr. E.H. Billig and Mr. Richard M. Cashin, Jr. has informed the Company that he intends to hold and not tender any Shares held of record or beneficially owned by him."

Q. The first paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" is hereby amended and restated as follows:

               "None of the Company or its affiliates would have any direct federal income tax consequences as a result of the Offer or any proposed merger. The receipt of cash by stockholders pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction to stockholders under applicable state, local or foreign income tax laws."

R. The second sentence of the second paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--TERMS OF THE OFFER; EXPIRATION DATE" is hereby amended and restated as follows:

     "The Purchaser reserves the right (but will not be obligated), subject to the applicable rules and regulations of the Commission, to amend or waive the HSR Condition or any other condition of the Offer at any time prior to the expiration of the Offer."

S. The last sentence of the first paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Acceptance for Payment and Payment" is hereby amended and restated as follows:

     "The Purchaser expressly reserves the right, in its sole discretion but subject to the applicable rules of the Commission, to delay acceptance for payment of, and thereby delay payment for, shares if any of the conditions referred to in "--Certain Conditions to the Offer" has not been satisfied or waived prior to the expiration of the Offer or upon the occurrence of any of the events specified in "--Certain Conditions to the Offer.""

T. The second paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Conditions to the Offer" is hereby amended and restated as follows:

               "On January 24, 2001, Citigroup filed a Notification and Report Form with the FTC and the Antitrust Division with respect to the Offer, the possible contribution of shares to the Purchaser and the possible conversion of the non-voting Class B common stock to voting Class A common stock. The required waiting period with respect to the Offer, the possible contribution of shares to the Purchaser and the possible conversion of the non-voting Class B common stock will expire at 11:59 p.m., New York City time, on February 8, 2001, unless early termination is granted or Citigroup receives a request for additional information and documentary material prior thereto, in which case the waiting period will expire at 11:59 p.m., New York City time, on the 10th calendar day after Citigroup has substantially complied with such request."

U. The first sentence of the last paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Conditions to the Offer" is hereby amended and restated as follows:

               "The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser, in its sole discretion, regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser, in its sole discretion, in whole or in part, at any time prior to the expiration of the Offer."

V. The second paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Legal Matters; Litigation; Required Regulatory Approvals" is hereby amended and restated as follows:

               "Pending Litigation. On December 28, 2000, Perry Fuller, Henry Rose and DPM Limited Partnership each filed separate complaints, and on January 9, 2001, Jeffrey Berger filed a complaint (collectively, the "Claims") in the Court of Chancery of the State of Delaware, New Castle County, as a result of Court Square's initial communication to the Company of its intention to make the Offer on December 22, 2000. Each plaintiff of the Claims is a stockholder of the Company and is seeking class action certification on behalf of the stockholders of the Company. Court Square, the Company and the individual members of the Company Board are named defendants in the Claims. The Claims allege, among other things, that the timing of the tender offer is intended to "freeze out" the Public Stockholders to the benefit of Court Square without paying an adequate or fair price. The plaintiffs of the Claims have demanded certain remedies including a preliminary and permanent injunction of the transactions that are contemplated by the Offer. Since the filing of the Claims, plaintiff's counsel has agreed to allow for extensions of time for the defendants to file answers to the Claims until ten days after such time, if any, that plaintiffs notify the defendants that they desire a response. In addition, the defendants in the Claim brought by Perry Fuller need not respond to such plaintiff's request for production of documents until 30 days after the date, if any, that plaintiffs notify the defendants that they desire a response. Court Square and the Purchaser do not believe that the Claims have any merit and Court Square will vigorously defend the Claims and seek their dismissal. There can be no assurance, however, that Court Square will be successful in its defense against the Claims. The Purchaser's obligation to purchase and pay for the Shares is subject to certain conditions which are applicable to these Claims. See "--Certain Conditions to the Offer.""

W. The last paragraph of the section of the Offer to Purchase entitled "THE TENDER OFFER--Miscellaneous" is hereby amended and restated as follows:

               "The Purchaser and Court Square have filed with the Commission a Tender Offer Statement on Schedule TO and a Transaction Statement on
     Schedule 13E-3, together with exhibits, pursuant to Rule 14d-3 and Rule 13e-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and Schedule 13E-3 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the same manner as described in "THE TENDER OFFER--Certain Information Concerning the Company" with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission."

                                   SIGNATURE


     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 30, 2001 that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D


                            DRI ACQUISITION LLC



                            By:   /s/ Michael A. Delaney
                               ___________________________________
                               Name:  Michael A. Delaney
                               Title: President


                            COURT SQUARE CAPITAL LIMITED



                            By:   /s/ Michael A. Delaney
                               ___________________________________
                               Name:  Michael A. Delaney
                               Title: Vice President and Managing Director

                                 EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION
(a)(1)(A)+            Offer to Purchase, dated January 11, 2001.
(a)(1)(B)+            Letter of Transmittal.
(a)(1)(C)+            Notice of Guaranteed Delivery.
(a)(1)(D)+            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
                      Nominees.
(a)(1)(E)+            Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                      Trust Companies and other Nominees.
(a)(1)(F)+            Guidelines for Certification of Taxpayer Identification Number on Substitute
                      Form W-9.
(a)(1)(G)+            Press release issued by DRI Acquisition LLC, dated January 11, 2001, announcing the commencement of the Offer.
(a)(1)(H)+            Summary Advertisement published January 11, 2001.
(a)(5)(A)+            Complaint of Perry Fuller against Harold K. Sperlich, Thomas J. Snyder, E.H.
                      Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                      J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(B)+            Complaint of Henry Rose against Harold K. Sperlich, Thomas J. Snyder, E.H.
                      Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                      J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(C)+            Complaint of DPM Limited Partnership against Harold K. Sperlich, Thomas J.
                      Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R.
                      Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy
                      International, Inc.
(a)(5)(D)             Complaint of Jeffrey Berger against Harold K. Sperlich, Thomas J. Snyder,
                      E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity,
                      Robert J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(b)                   Not applicable.
(c)                   Not applicable.
(d)(1)                Second Amended and Restated Securities Purchase and Holders Agreement, dated
                      March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture
                      Capital, Ltd., MASG Disposition, and the other individuals named therein
                      (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on
                      Form 10-K dated October 29, 1998, File No. 001-13683).
(d)(2)                Registration Rights Agreement, dated July 29, 1994, by and among Delco Remy
                      International, Inc., Citicorp Venture Capital, Ltd., World Equity Partners,
                      L.P., Mascotech Automotive Systems Group, Inc. and the other individuals names therein (incorporated by reference to Exhibit 10.9 of the Company's
                      Registration Statement dated October 10, 1997, Registration No. 333-37675).
(d)(3)+               Registration Rights Agreement dated March 10, 2000 among Delco Remy
                      International, Inc. and the individuals named therein.
(e)                   Not applicable.
(f)+                  Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)                   Not applicable.
(h)                   Not applicable.

----------------------------
+   Previously Filed